UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-             .

Exhibits

99.1	Labopharm Provides Update on Roll Out of Once-Daily Tramadol Across Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: January 9, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM PROVIDES UPDATE ON ROLL OUT OF ONCE-DAILY

TRAMADOL ACROSS EUROPE

— Once-Daily Tramadol Launched in Italy and Spain, Scheduled for Launch in U.K.,

France and Belgium in Early 2007 —

LAVAL, Quebec (January 9, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today provided an update on the roll out of its once-daily tramadol product across Europe.

Italy and Spain – Labopharm’s once-daily tramadol product was launched in December in Italy under the brand name Unitrama® by the Company’s marketing partner for that country, Gruppo Angelini. In Spain, the Company’s marketing partner, Esteve, launched the product the first week in January under the brand name Dolpar.

United Kingdom – Labopharm’s marketing partner Recordati, plans to launch the product this week under the brand name Tradorec XL. The U.K. is the third largest European market for tramadol products by dollar value.

France and Belgium – Labopharm’s marketing partners for France, sanofi-aventis and Grunenthal GmbH, have scheduled marketing meetings in the coming weeks in preparation to launch the product in February. Sanofi-aventis will market the product under the brand name, Monoalgic L.P and Grunenthal under the brand name, Monotramal L.P. Grunenthal GmbH, also the Company’s partner in Belgium, will launch Labopharm’s once-daily tramadol in Belgium under the brand name Contramal Uno® at the end of January.

“With once-daily tramadol now launched in Germany, the U.K., Italy and Spain, and imminent launches in France and Belgium, our product will be actively marketed across the majority of the European market for tramadol products,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “We will continue to pursue our plan for the global commercialization of our once-daily tramadol product throughout 2007, which will include additional European launches and initial launches in Mexico and South America.”

Labopharm Files Marketing Application in Australia

Labopharm also announced that it has submitted a marketing application to the Therapeutic Goods Administration (TGA) of the Australian government’s Department of Health and Aging, seeking regulatory approval to permit its once-daily tramadol product to be marketed in that country. The Company is leveraging regulatory approval of its once-daily tramadol product in France to facilitate the regulatory approval process in Australia. Labopharm is in active discussions to secure a marketing partner for Australia.

About Labopharm Inc.

Labopharm Inc. is an international specialty pharmaceutical company focused on the development of drugs incorporating the Company’s proprietary advanced controlled-release technologies. The Company’s lead product, a once-daily formulation of the analgesic tramadol, has been approved and launched in Europe and is currently under review for approval by the U.S. Food and Drug Administration. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements concerning the Company’s roll out of its once-daily tramadol product across Europe, the Company’s plans for additional European launches and initial launches in Mexico and South America and the Company’s filing of a marketing application in Australia for its once-daily tramadol product, that involve a number of risks and uncertainties. Actual results could differ materially from those indicated in these forward looking statements. These statements reflect the Company’s current expectations regarding future events. Important factors that could cause actual results to differ materially from these expectations include, among other things: uncertainties related to market acceptance in these new markets, uncertainties related to the regulatory process, including regulatory approval, and other risks and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm Mark D’Souza Chief Financial Officer Tel: (450) 680-2444 mdsouza@labopharm.com	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com

French: Eric Bouchard Tel: (514) 208-5939 ebouchard@equicomgroup.com